August 3, 2015
By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attention: Terrance O'Brien, Branch Chief

Re:	USG Corporation (“USG” or the “Company”) Form 10-K Filed February 12, 2015 File No. 1-08864
Dear Mr. O’Brien:
Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated July 23, 2015, with respect to the above-referenced USG Corporation filing. For your convenience, we have repeated the staff’s comments in bold face italics immediately prior to our responses.
Form 10-K for the year ended December 31, 2014 (“2014 10-K”)
Realization of Deferred Tax Asset, page 39

1.
During your March 31, 2015 quarterly earnings call held April 23, 2015, your CFO stated that based on your forecasted profitability in the United States you may release all or a portion of your $1 billion domestic tax valuation allowance by the end of 2015. We note that for the quarter ended March 31, 2015, you decreased your deferred tax asset valuation allowance by $4 million (18% of pre-tax income). Please expand the discussion in MD&A to analyze the factors you considered in evaluating your total deferred tax assets, including the following, as appropriate:

•	Address specific benchmarks or targets that would support your decision to release your valuation allowance back into income in future periods.

•	Include an explanation of the anticipated future trends included in your projections of future taxable income.

•	Disclose the amount of pre-tax income you need to generate to realize the deferred tax assets.

•
Describe any changes in your tax planning strategies that you believe will enable you to realize certain portions of the deferred tax asset along with the changes in facts and circumstances that prompted you to develop these new tax planning strategies.

Refer to Sections 501.02 and 501.14 of the Financial Reporting Codification and paragraphs 17-23 of ASC 740-10-30 for guidance.

United States Securities and Exchange Commission
August 3, 2015

Company Response:

As of December 31, 2014, we had a deferred tax asset valuation allowance of $1.023 billion. As noted in MD&A in our Form 10-Q for the quarter ended on March 31, 2015, we decreased this deferred tax asset valuation allowance by $4 million (see page 34). This decrease was related to our 2015 year-to-date earnings and use of our Federal and State net operating loss carryforwards to offset those earnings. There was a decrease, or change in composition, in the underlying deferred tax assets based on year-to-date earnings and use of NOL carryforwards to offset those earnings, which led to a corresponding decrease in the amount of the valuation allowance.

To ensure that our disclosure provides clarity on future changes in the valuation allowance related to the change in composition of the underlying deferred tax assets, we will revise our future disclosure to include a statement explaining the increase or decrease in such allowance. Future filings of Forms 10-Q and 10-K will expand our discussion of the nature of changes in our valuation allowance:

Realization of Deferred Tax Asset (Page 37 of our June 30, 2015 10-Q, marked for change)

For the six months ended June 30, 2015, we decreased our valuation allowance by $43 million which resulted in a deferred tax asset valuation allowance of $980 million as of June 30, 2015. The decrease in the valuation allowance primarily related to a decrease in composition of the underlying deferred tax assets based on year-to-date earnings and use of NOL carryforwards offsetting those earnings.

In response to the staff’s question regarding the benchmarks or targets that would support a decision to release our valuation allowance in the future, we note that ASC 740-10-30-23 concludes that “[a] cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” Therefore, a significant benchmark or target that may support our decision to reduce the amount of, or ‘release’, the valuation allowance related to our deferred tax assets is the cumulative income or loss threshold. Consistent with practices in the home building and related industries, we have a policy of four years as our threshold period for cumulative losses. Cumulative income over the four year period is strong objectively verifiable positive evidence.

In order to provide additional detail with respect to the information we consider to support a release of the valuation allowance, we will modify the future disclosures in “Critical Accounting Policies” and MD&A as follows:

Income Taxes (Page 43 of our 2014 10-K, marked for change)

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed periodically. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more-likely-than-not standard, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused and tax planning alternatives.

A history of cumulative losses for a certain threshold period is a significant form of negative evidence used in the assessment, and we are required to have a policy regarding the duration of the threshold period. ~~If a cumulative loss threshold is met, forecasts of future profitability may not be used as positive evidence related to the realization of the deferred tax assets in the assessment.~~ Consistent with practices in the home building and related industries, we have a policy of four years as our threshold period for cumulative losses.

USG Corporation 550 West Adams Street, Chicago, IL 60661-3676 t 312.436.4000 f 312.672-7745 usg.com

United States Securities and Exchange Commission
August 3, 2015

We are currently in a four-year cumulative loss position; therefore, forecasts of future profitability are not significant enough positive evidence to overcome this objectively verifiable negative evidence. We weigh all available evidence in our assessment related to the realization of the deferred tax assets and whether to release the valuation allowance. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Consequently, in order for us to release the valuation allowance, our positive evidence will need to outweigh our most significant negative evidence, four-year cumulative accounting losses adjusted for permanent tax differences, in the jurisdiction to which the deferred tax assets relate.

We believe we have disclosed the most significant future trends that may support our projections of future taxable income in the “Market Conditions and Outlook” section of our most recent Form 10-K and 10-Q. Specifically, these trends include the rate of recovery of new residential housing starts, nonresidential construction contracts, and the level of repair and remodel activity. In future filings, to the extent applicable, we will disclose how these future trends are included in projections of future taxable income. In addition, we will disclose the significant weighting of our most recent operating performance as the basis for our future taxable income. Lastly, as stated above, we will disclose that the most recent operating performance is considered to be positive evidence.

Further, we will include the following disclosure in future filings, as appropriate:

Realization of Deferred Tax Asset (Page 37-38 of our June 30, 2015 10-Q, marked for change)

We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed periodically. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely-than-not standard, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused and tax planning alternatives. A history of cumulative losses for a certain threshold period is a significant form of negative evidence used in our assessment. Consistent with practices in the home building and related industries, we have a policy of four years as our threshold period for cumulative losses. ~~During 2015, we may realize a four year cumulative accounting profit in the U.S. If this occurs, we will also consider all other positive and negative evidence to determine the realizability of our deferred tax assets and the need for a full, or partial, valuation allowance.~~

We consider all positive and negative evidence to determine the realizability of our deferred tax assets and the need for a full, or partial, valuation allowance. A significant form of positive evidence is the realization of a four year cumulative accounting profit in the U.S. Another form of positive evidence would be our recent U.S. operating profit used in conjunction with the key indicators of demand of our products as discussed in Market Conditions and Outlook. Specifically, our outlook on residential, commercial and repair and remodel construction over our planning horizon is considered in calculating our projected taxable income necessary to realize our deferred tax assets. Additional positive evidence considered is our use of net operating loss carryforwards prior to expiration.  The vast majority of these net operating losses have a statutory carryforward period of 15 – 20 years. We do not currently have any tax planning strategies that are used to support our estimates of future taxable income. Based upon these factors, we may release all or a portion of our domestic valuation allowance by the end of 2015. Any reversal of our valuation allowance will favorably impact our results of operations in the period of reversal.

United States Securities and Exchange Commission
August 3, 2015

We disclose that tax planning alternatives are taken into consideration in our discussion in MD&A under “Income Taxes” (see page 43 of 2014 10-K) as we evaluate what, if any, tax planning strategies are available. In assessing the realization of our deferred tax assets and the need for a corresponding valuation allowance, we have not relied on future tax planning strategies. We do not have any further disclosure related to tax planning strategies as they are not a significant source of future taxable income in evaluating the need for the valuation allowance. In future disclosures, we will indicate that we do not currently have tax planning strategies that are used to support future taxable income.

Note 3 – Equity Method Investments, page 57

2.
Please clarify how you determined you were not required to record a liability for the second earnout payment under the UBBP joint venture, as well as the expected future accounting and impact on your operations.

Company Response:

UBBP is a plasterboard and ceilings joint venture formed to combine Boral’s plasterboard manufacturing and distribution footprint in Asia and Australia with USG’s building products technologies and strategic assets in Asia and the Middle East. The purchase price of the joint venture contemplates $75 million of additional consideration to be paid that is contingent on the results of UBBP. This contingent consideration would be paid by USG to Boral if certain U.S. Dollar denominated EBITDA thresholds are achieved at two future dates. The first payment of $25 million would be paid after three years based upon a defined three-year cumulative EBITDA. The second payment of $50 million would be paid after five years upon achievement of a five-year cumulative EBITDA based upon a sliding scale between two defined targets.

ASC 323, Investments - Equity Method and Joint Ventures, 10-25-2A states that if an equity method investment agreement involves a contingent consideration arrangement in which the fair value of the investor’s share of the investee’s net assets exceeds the investor’s initial cost, a liability should be recognized. This particular guidance was not relevant in our assessment of whether to record the earn-outs as the fair value of our share of the UBBP joint venture assets did not exceed our cost, and thus the measurement guidance of ASC 323-10-30-2B is not applicable.

We then considered the guidance of ASC 323-10-30-2A, which requires the recognition of a liability associated with contingent consideration for an equity method investment upon initial measurement of that equity method investment if the contingent consideration is required to be recognized by specific authoritative guidance other than Topic 805, Business Combinations. ASC 323 is silent as to other guidance to consider. Accordingly, for purposes of making this assessment, we considered the guidance in ASC 450, Contingencies, ASC 460, Guarantees and ASC 815, Derivatives and Hedging. Based upon the terms of the purchase price agreement specifying the earn-out, we concluded that the guidance in ASC 460 and 815 was not relevant.

We then considered the guidance in ASC 450-20-25-2, which requires the recognition of a liability if it is probable and estimable. For the first earn-out payable after three years, we concluded that payment was probable based upon the estimated projections of earnings in the first three years relative to the target threshold. The threshold to achieve the first earn-out over the three-year period is approximately 54% of the total cumulative earn-out to be achieved over the five-year period. As a result, earnings in the last two years of the five-year earn-out period are expected to grow at an accelerated rate relative to the first three years of the earn-out period. The EBITDA threshold in the first three years was based on the existing businesses and the addition of savings to manufacturing costs that USG’s technology was bringing to the joint venture. This was fundamental to the return on investment analysis used in assessing our decision to enter into the joint venture. We believe that the existing business forecasts were reasonable relative to their past performance and used reasonable growth rates in the emerging markets. We were highly confident in the manufacturing savings that our technology brought to the venture in achieving the forecasts and the three-year EBITDA threshold.

United States Securities and Exchange Commission
August 3, 2015

As to the second earn-out, we considered the initial five year projections prepared by UBBP, and we were unable to conclude that the five-year target would be met with a level of certainty at the probable level required for accrual under ASC 450. Our conclusion was based upon the following:

•
This was a new joint venture with specific stretch goals embedded into the five year forecast used to create the threshold for the five year earn-out, with the impact of these items largely materializing in the fourth and fifth years. These stretch goals related to new product introductions (light-weight products), revenue growth from product adjacencies, including joint compound and mineral fiber ceilings tile, manufacturing cost optimization, cost redundancy reductions, including the implementation of centralized supply chain organization, and product price premiums. As noted above, the EBITDA thresholds in years four and five represent 46% of the total EBITDA of the cumulative five-year period, reflective of an accelerated growth rate relative to the three year period. This accelerated growth requires the joint venture to successfully execute on three major initiatives (a) portfolio management by improving performance in certain countries, (b) revenue growth and (c) cost reduction; while operating in a highly competitive environment that also faces geopolitical risks, such as China’s growth rates and the effect the Chinese economy has on Australia and ASEAN countries.

•
The EBITDA thresholds were pegged to the U.S. Dollar based upon the currency rates in effect during the mid to latter part of 2013 when the transaction was being negotiated. Between that time and the close of the transaction in February 2014 and continuing through December 31, 2014, the U.S. Dollar had strengthened considerably relative to the predominant currencies underlying the EBITDA of UBBP, including the Australian Dollar, the Indonesian Rupiah, the Thai Baht and Chinese Renminbi. The strengthening of the U.S. Dollar introduced a negative impact not originally contemplated in the development of the five-year earn-out targets which has grown as foreign currency rates continue to weaken against the U.S. Dollar.

If the payment of the second earn-out becomes probable, we will record a liability at the probable amount up to the $50 million at fair value with a corresponding increase to the balance of our investment in UBBP. The difference between the stated amount of the earn-out and the discounted value will be accreted to the liability with an adjustment to the equity method investment account from the date the earn-out becomes probable and the end of the earn-out period. Additionally, in accordance with ASC 323-10-35-14A, when the contingency is resolved (the earn-out threshold is met or not met), any difference between the amount paid out, if any, and the liability recorded, will either reduce or increase the cost of our investment in UBBP.

In future filings, we will include the following disclosure in the Notes to the Consolidated Financial Statements (marked for changes from the disclosure contained in Note 2 of our Form 10-Q for the quarter ended June 30, 2015):

In the event certain performance targets are satisfied by UBBP, we will be obligated to pay Boral scheduled earnout payments in an aggregate amount up to $75 million, comprised first of $25 million based on performance during the first three years after closing and then up to $50 million based on performance during the first five years after closing. We recorded a liability representing the present value of the first earnout payment. We have not recorded a liability for the second earnout payment as we have concluded that it is currently not probable that the five-year performance target will be achieved. If our conclusion on the probability of achievement were to change, we will record a liability representing the present value of the second earnout payment with a corresponding increase to our investment. As of June 30, 2015 and December 31, 2014, ~~this~~ our liability for the earnout payments totaled $24 million and $23 million, respectively, and is included in other liabilities on our accompanying consolidated balance sheets. ~~We are not currently required under applicable accounting guidance to record a liability for the second earnout payment and, as such, a liability has not been recorded on our accompanying consolidated balance sheets as of June 30, 2015 and December 31, 2014.~~

United States Securities and Exchange Commission
August 3, 2015

Definitive Proxy Statement on Schedule 14A filed April 2, 2015

Compensation Discussion and Analysis, page 22

Annual Incentive, page 29

3.
We note your disclosure in footnote (5) to the table depicting Focus Targets for 2014. Please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of the targets for U.S. wallboard cost would cause you competitive harm, particularly in view of the fact that the period to which these targets relate has passed. See also Regulation S-K C&DI paragraph 118.04 for additional information on the competitive harm analysis.

Company Response:

In determining what disclosures should be made with respect to our annual incentive compensation program (the “Program”), we evaluate the materiality and the benefit of the information to investors against the competitive harm that might come to us, and ultimately to our stockholders, as a result of such disclosures. For reasons of materiality to investors and competitive harm to us, we have decided to not disclose the specific performance targets set by our Compensation and Organization Committee relating to U.S. Wallboard Cost for purposes of determining the payouts under the Program. As further described below, we believe our position is supported both by Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“C&DI 118.04”).

Materiality Analysis

C&DI 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.” An omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. … [Materiality] contemplates a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the reasonable shareholder’s deliberations.” TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976). With regard to the materiality of an omitted fact, this analysis is typically determined with a view towards whether there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Industries, 426 U.S. at 449).

We respectfully submit that performance targets relating to U.S. Wallboard Cost do not meet the threshold of materiality, and we have therefore complied with our disclosure obligations under Item 402, for the following reasons:

•	U.S. Wallboard Cost comprises just 10% of each named executive officer’s Program bonus opportunity (page 31 of proxy statement);

•	We disclose the minimum, target, maximum and 2014 performance for all other focus targets (page 31 of proxy statement);

•	With respect to U.S. Wallboard Cost, we disclose the 2014 performance percentage of target and the payout earned percentage of par (page 31 of proxy statement);

•	We explain the reasons why focus targets, including the focus target of U.S. Wallboard Cost, were chosen by the Compensation and Organization Committee (page 30 of proxy statement); and

•	In accordance with Instruction 4 to Item 402(b) we disclose how difficult or likely it will be for our named executive officers to achieve the undisclosed target levels (page 31 of proxy statement).

United States Securities and Exchange Commission
August 3, 2015

The robust information we provide regarding U.S. Wallboard Cost and our other focus targets, balanced against the relatively small amount of Program bonus opportunity afforded by U.S. Wallboard Cost (10%), enables investors to understand and evaluate how U.S. Wallboard Cost fits into our overall compensation program and philosophy. We respectfully submit that disclosure of specific quantitative figures for U.S. Wallboard Cost would not provide investors with a materially greater understanding of the Compensation and Organization Committee’s actions or decisions in respect of the Program.

Competitive Harm Analysis

Even if the staff disagrees with our determination regarding the materiality of U.S. Wallboard Cost target goals, we nevertheless respectfully submit that the quantitative figures representing the U.S. Wallboard Cost target goals constitute our confidential information, the disclosure of which would result in competitive harm to our business. Instruction 4 to Item 402(b) of Regulation S-K provides that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder” (“Exemption 4”).

Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (A) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (B) such information must be obtained from a person, which includes a corporation; and (C) such information must be privileged or confidential. Nadler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).

A. Commercial or Financial Information.

The term “commercial or financial information” should be given its ordinary meaning, such that records are commercial so long as one has a “commercial interest” in them. Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (additional citations omitted). U.S. Wallboard cost is at its core financial information, a number representing our input costs for producing wallboard in the United States. We respectfully submit that the quantitative details of U.S. Wallboard Cost target goals readily fall within the scope of commercial information, thereby satisfying the first prong of Exemption 4.

B. Obtained from a Person.

The court in Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986), stated that the term “person” refers to a wide range of entities, including corporations. As the exact description of U.S. Wallboard Cost target goals, if disclosed, would be obtained from USG, a Delaware corporation, USG constitutes a “person” within the meaning of Exemption 4. Accordingly, the second prong of Exemption 4 is satisfied.

C. Privileged or Confidential Information.

As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if (i) it is not of the type usually released to the public and (ii) it is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 878 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied,

United States Securities and Exchange Commission
August 3, 2015

507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir 1979). A discussion of both prongs of the confidentiality analysis follows.

(i) No Release to the Public. We respectfully submit that the first prong of the confidentiality test is satisfied by reason of the fact that the quantitative details of U.S. Wallboard Cost target goals are not information that we release to the public and we have not disclosed such information in the past.

(ii) Substantial Harm.

a.	Actual Competition.

We respectfully submit that we satisfy the “actual competition” prong of the substantial harm test for the following reasons. As identified on page 5 and in the risk factors contained in our 2014 10-K for the fiscal year ended December 31, 2014, our business is highly competitive. U.S. Wallboard Cost is a key aspect of maintaining and increasing our profit margins, and is a carefully calculated and guarded number. We believe that disclosing U.S. Wallboard Cost would reveal non-public information about our operations, and would give our competitors significantly more insight into our operations than the required disclosure of financial results. We further believe that this insight could aid our competitors in exploiting such information to our detriment.

b.	Likelihood of Substantial Competitive Injury.

We advise the staff that we have relied on Instruction 4 of Item 402(b) of Regulation S-K in our decision to not disclose the quantitative details of U.S. Wallboard Cost because we believe that this target constitutes confidential commercial information, the disclosure of which would result in substantial competitive harm to us. In lieu of disclosing such targets, we have, in the last sentence of footnote five on page 31 of the proxy statement, as required by Instruction 4 of Item 402(b) of Regulation S-K, provided a discussion of how difficult it will be to achieve the undisclosed performance target goals, by noting that the target level for U.S. Wallboard Cost is set at a challenging, but achievable, level. The disclosure of specific U.S. Wallboard Cost targets would inform competitors of our historical expectations with respect to what we consider a key metric of our profitability, and allow our customers leverage in pricing discussions. Even though the information for U.S. Wallboard Cost is for the past year, our costs associated with manufacturing gypsum wallboard in the United States in the future could be readily estimated based upon inflation and other raw material cost assumptions, including waste paper, natural gas and gypsum rock, which all of our competitors closely monitor, and for which we disclose the approximate component make-up. Based on these factors, we believe disclosing the details of past U.S. Wallboard Cost target goals would provide competitors with significant insight into our future cost structure and enable competitors to identify weaknesses in those plans and exploit them to their advantage by reallocating resources and shifting tactics to potentially decrease their costs in an attempt to take advantage of our weaknesses. In addition, by considering such information over a period of years and comparing it to our actual results, competitors could ascertain how we react to performance that was better or worse than our own expectations. Such information could be used to predict our behavior in the future to our substantial competitive disadvantage.

In consideration of the facts and circumstances discussed above, including the need for investors to be provided with adequate information about our Program, the lack of materiality of information regarding the specific performance target goals regarding U.S. Wallboard Cost and the our need to protect our confidential competitive information from disclosure, we respectfully submit that the substantial negative impact to us that would be likely to result from a disclosure of competitive, confidential information regarding our target goals for U.S. Wallboard Cost, and the resulting harm to stockholders, outweighs any marginal increase to the overall mix of information available to stockholders and the investing public. The Company respectfully submits that the level of disclosure it has provided

United States Securities and Exchange Commission
August 3, 2015

in its 2014 proxy statement provides a sufficient amount of information to our stockholders and the public about the variables, purpose, function, difficulty and results of our Program.

Long-Term Incentive, page 32

4.
Please help us better understand how the MSUs work. For example, please tell us why MSUs link potential rewards more closely to your enterprise value than options and RSUs, as disclosed on page 32, and why they more effectively deliver long-term compensation to executives using fewer shares, as disclosed on page 23 and 32. Concepts relating to granting, earning and vesting of MSUs and/or common stock are also somewhat unclear in the disclosures at the bottom of page 32.

Company Response:

MSUs are an equity vehicle that provides an opportunity to both earn more shares and to increase the value of those shares as our stock price appreciates, which aligns the interests of MSU recipients with those of our shareholders. Conversely, the plan design incorporates a significant risk as the total number of shares awarded decreases with a decline in stock price, with MSUs subject to compete forfeiture if the decline in stock price is greater than 50%. Specific answers to the staff’s comments are as follows:

Enterprise Value

In response to the staff’s comment, in future filings we will explain our rationale for using MSUs as follows in our CD&A:

•
We prefer MSUs over time-based restricted share units because we believe that MSUs better link pay with performance. The number of MSUs that ultimately vest is based on changes in our stock price. An increase in the stock price is required to earn even a target number of MSUs. We use stock price as a proxy for our enterprise value, and therefore we believe MSUs provide a stronger incentive for our participants to achieve results that increase value for our shareholders.

•
We prefer MSUs over stock options because we believe MSUs are a more effective incentive for employees in a cyclical business like ours. In our experience, when stock options are underwater, they have little motivational or retention value for employees.

Share Use

MSUs deliver long-term compensation to executives using fewer shares because when determining the number of MSUs each person receives we use a derived value for MSUs that is higher than RSUs and options. As a result, when calculating the number of awards to grant a participant using a targeted compensation amount in the numerator, the denominator of the calculation is larger for MSUs than stock options and RSUs. Thus, we use fewer MSUs than we would RSUs or options in order to achieve an award worth the same targeted amount. In response to the staff’s comment, we will revise our disclosure to explain the reasons MSUs more effectively deliver long-term compensation to executives using fewer shares that are referenced in this letter.

Granting, Earning and Vesting of MSUs

The concepts relating to granting, earning and vesting of MSUs at the bottom of page 32 should be read in conjunction with the disclosure and charts at the top of page 33. However, in response to the staff’s comment, we will include the following type of disclosure in the CD&A of our next proxy statement:

United States Securities and Exchange Commission
August 3, 2015

As an example, if an employee is granted 100 target MSUs, and the average of the closing prices of our common stock for the first 15 trading days in January 2014 (the “Start Date”) is $25, with the average of the closing prices of our common stock for the first 15 trading days in January 2017 (the “End Date”) remaining $25 (a scenario where the “Market Value” does not change), then the employee would receive 92% of the target shares, or 92 shares of common stock worth $2,300 on the End Date. If the Start Date price is $25 and the End Date stock price increases to $37.50 (a 50% increase in “Market Value”), then the employee would receive 150% of the target shares, or 150 shares of common stock worth $5,625 on the End Date. However, if the End Price decreases to $12.50 (a 50% decrease in Market Value), then the employee would receive 50 shares of common stock worth $625 on the End Date.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (312) 436-4210 or Stanley L. Ferguson at (312) 436-5387 if you wish to discuss our responses to the staff’s comments.

Sincerely,
/s/ Matthew F. Hilzinger
Matthew F. Hilzinger Executive Vice President and Chief Financial Officer

cc:	Stanley L. Ferguson Jeanette A. Press Jessica A. Garascia